Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Seat Amigo Inc.
2641 Spearpoint Dr.
Reno, NV 89509
www.seatamigo.com

Up to $107,000.00 in Common Stock at $0.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Seat Amigo Inc.
Address: 2641 Spearpoint Dr., Reno, NV 89509
State of Incorporation: NV
Date Incorporated: August 15, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 20,000 shares of Common Stock
Offering Maximum: $107,000.00 | 214,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.50
Minimum Investment Amount (per investor): $500.00

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

The 10% Bonus for StartEngine Shareholders

Seat Amigo, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 200 shares of Common Stock at $0.50 / share, you will receive 220 Common Stock shares, meaning you'll own 220 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Seat Amigo, Inc. was formed to create an app called Seat Amigo. The Seat Amigo app allows Southwest Airlines passengers to meet, connect and sit together to create a first-class flying experience. Seat Amigo takes the random seat assignment process out of the Southwest Airlines boarding process while providing a business or social connection for Southwest passengers.

The app allows customers to create a short profile, list themselves on their flight, and review other passenger profiles in order to request to sit next to one of them. Upon matching with another passenger, a fee is deducted from their account. The approximate cost per flight is $3.99. Customers purchase credits for each flight or in bulk (at a discount). A one-year subscription is also available for frequent flyers which gives them an even better per-flight discount.

Customers receive free credits for profile completion and succesful photo submission. They also earn free credits for reviewing their seat mate after each flight.

Competitors and Industry

There are no current competitors in this space. Southwest Airlines flies 153 Million passengers per year on 4,000 flights per day according to their Southwest Airlines Media Kit 2018. Southwest is currently the only airline to use an open-seating policy where they do not assign seat numbers to passengers.

Current Stage and Roadmap

The Company's current stage and roadmap is as follows

The company was formed in 2018 with the purposes of building the app and getting it to market (launch) by April 2019. The company also anticipates contacting potential acquisition partners during the first year for possible strategic partnership or acquisition.

The Team

Officers and Directors

Name: J Rusty Shaffer

J Rusty Shaffer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: August 15, 2018 - Present
  Responsibilities: Oversee all facets of the business

- **Position:** President
  Dates of Service: August 15, 2018 - Present
  Responsibilities: To oversee all facets of the business

- **Position:** Treasurer
  Dates of Service: August 15, 2018 - Present
  Responsibilities: To oversee all financial accounts of the business

- **Position:** Director

Dates of Service: August 15, 2018 - Present
Responsibilities: To oversee the CEO and overall strategy of the business

Other business experience in the past three years:

- **Employer:** Optek Music Systems, Inc.
  Title: Consultant
  Dates of Service: February 01, 2019 - Present
  Responsibilities: Consultant to the company regarding business operations

Other business experience in the past three years:

- **Employer:** Optek Music Systems, Inc.
  Title: CEO
  Dates of Service: January 01, 1987 - January 31, 2019
  Responsibilities: Responsible for all facets of the business

Other business experience in the past three years:

- **Employer:** Seat Amigo, Inc.
  Title: President
  Dates of Service: August 15, 2018 - Present
  Responsibilities: To oversee day to day operations of the business

Other business experience in the past three years:

- **Employer:** Seat Amigo, Inc.
  Title: Director
  Dates of Service: August 15, 2018 - Present
  Responsibilities: To oversee the CEO and overall strategy of the business

Other business experience in the past three years:

- **Employer:** Seat Amigo, Inc.
  Title: Treasurer
  Dates of Service: August 15, 2018 - Present
  Responsibilities: To oversee all financial accounts of the business

Name: Lora J Shaffer

Lora J Shaffer's current primary role is with Hummingbird Risk Advisors. Lora J Shaffer currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Secretary
  Dates of Service: August 15, 2018 - Present
  Responsibilities: Oversee the CEO and overall business strategy

Other business experience in the past three years:

- **Employer:** Hummingbird Risk Advisors
  Title: Vice president of Business Development
  Dates of Service: June 01, 2017 - Present
  Responsibilities: To facilitate marketing programs and business development

Other business experience in the past three years:

- **Employer:** Avolve Software
  Title: Director Customer Relationships
  Dates of Service: May 01, 2014 - May 31, 2017
  Responsibilities: Manage public sector customers in western U.S.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock of Seat Amigo, Inc., should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
The company's product relies solely on Southwest Airlines and their open-seating

policy. There can be no assurance that Southwest Airlines open-seating policy will remain in effect as-is currently constituted. There can be no assurance that the Company will be able to find sufficient demand for our product given that it only works on Southwest Airlines. Or, that people think it's a better option than a competing product or other alternative. There can be no assurance that Southwest Airlines won't modify or change their seating policy with regard to saving seats.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, by amending its CF offering after this round for a total investment of $1,070,000. If it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on

additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We may need to engage in common equity, debt, or preferred stock financing's in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for the Seat Amigo app and obtaining customers that want to use it and pay for the service. Our revenues are therefore dependent upon the market for our service.

Some of our products are still in prototype phase and might never be operational

products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace. It is possible that our products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

Larger, more established companies who currently do not have products in the market may decide to enter our market. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products better than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Seat Amigo, Inc., was formed on August 15, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. The company has not launched its Seat Amigo app yet and is targeting to do so in April 2019. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. Seat Amigo has incurred a net loss as to expenses and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years.

We are an early stage company and have limited revenue and operating history

The Company has a short history, no customers as of yet, and no revenue. If you are investing in this company, it's because you think that the Seat Amigo app is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price the service such that we can acquire a sufficiency of customers so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's has filed a U.S. provisional patent on its technology which must be converted into a Utility patent and filed by April of 2019. The Company also has trademarks, copyrights, Internet domain names, and trade secrets. We have a patent pending. It may never be issued or the claims may need to be changed or narrowed in order to be issued. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents pending, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including data hosting, web services, payment processing, auto-email sending, accounting, legal work, public relations, advertising, etc. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business.

As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our customers. Further, any significant disruption in service on the Seat Amigo App could reduce the attractiveness of the platform and result in a loss of customers interested in using our service. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Go Daddy could harm our reputation and materially negatively impact our financial condition and business.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
J Rusty Shaffer	8,000,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 12,500,000 with a total of 8,000,000 outstanding.

Voting Rights

Common Stock voting rights

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $8,000.00
  Number of Securities Sold: 8,000,000
  Use of proceeds: founders equity
  Date: August 15, 2018
  Offering exemption relied upon: Initial founding of the company

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The company can operate for 11 months without generating revenue. The company anticipates that it will begin to generate revenue in July of 2019, month 3 after launch of its app. The company anticipates having the normal expenses associated with app development, hosting, and maintenance. Other expenses for running the day-to-day operations of the company include payroll, rent, insurance, bookeeping services, legal services, local business tax compliance, and other incidental expenses. However, the major company expenses throughout the year will be focused on marketing and advertising.

Foreseeable major expenses based on projections:

The company forsee's expenses to include advertising in Southwest Magazine, which is appoximately $6-10K per month depending on the size of the ad, facebook advertising which is estimated to be $5K per month, google adwords which is estimated to be $3-5K per month and public relations which is estimated to be at $3-5K per month. Advertising in airports will be the most expensive advertising. For example, the comapny plans to focus it initial airport advertising at the Phoenix airport which has a large Southwest Airlines hub. Advertising in those Southwest terminals can be anywhere from $5-35K per month depending on the placement and size of the advertising. The company plans to spend approxiately 10K per month for airport advertising until such time it can measure any tangible results from that advertising.

Other noteworthy expenses are payment processing fees. These are fees the credit card processors take for allowing customers to pay using their credit cards or other methods of payment accepted by the processor. This fee is typically 1.3% of the charge. The company plans on using Pay Pal as its payment processor which allows customers to pay using various methods such as credit cards, Pay Pal and venmo.

The company also anticipates legal fees for converting the provisional patent into a utility patent and then subsequent patent prosecution fees. The company anticipates these will be approximately $20K.

Lastly, the company is estiamteing its year-one payroll to be approximately $330,000. This includes a stead ramp up during the year of hiring in critical areas of the business including sales & marketing, business development/partner relationships, app maintenance and feature design, and office staff.

Future operational challenges:

The company beleives that appropriate staffing and employee retention is very important to its business. However, the Reno, NV market is growing and expanding such that high tech companies are moving to the area and that is prompting many individuals with tech related expereince to move into the area as well.

Future challenges related to capital resources:

The company sees no immedaite challenges to capital resources if it can raise its intended goal of 107,000 in the initial round OPO, and then a total max raise of $1,070,000 in the amended round.

Future milestones and events:

Given the size of the market, the company's sales and support staff may be challenged by rapid unanticipated growth of its customer base. Also, depending on the app's adoption rate, managing partnerships with potential advertisers and other strategic partnerships will be important to the Seat Amigo brand and how it is percieved in the future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Currently, there are no other short-term sources of capital other than investment.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The company is trying to raise 100% of its investment funds through the Start Engine offering(s). These funds are critical to company operations. There are no other funds available to the company at this time.The intent of this offering is to raise $107,000 with the goal to meet that threshold and amend.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

100% of the funds raised through the Start Engine offering(s) will make up the total funds for the company moving forward.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company estimates that it will be able to operate for 2 months if it only acheives its minimum raise goal. This is based on near-term expenses such as converting the patent into a utlity patent and continuing to pay for completion of the Seat Amigo app. The patent conversion and filing must happen before April 2019 and the company is estimating the expense to be between $5-7K. Ther eis currently a balance due for app development, which must be paid prior to launch, of $20K.

How long will you be able to operate the company if you raise your maximum funding goal?

The company estimates that it will be able to operate for 7 months if it acheives its maximum raise goal. This is based on the $20K balance due for completing the app development prior to launch. Expenses include, digital monthly expenses such as app and database hosting, email services, internet services and website hosting services. Other overhead expenses include payroll and asoociated fees, marketing and advertising, accounitng services, legal services, payment processing services and travel expenses. The intent of this offering is to raise $107,000 with the goal to meet that threshold and amend.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
At the present time, there are no additional sources of capital available to the company.

Indebtedness

- **Creditor:** John R. Shaffer
  Amount Owed: $18,770.73
  Interest Rate: 7.25%
  Maturity Date: July 12, 0019

Related Party Transactions

- **Name of Entity:** John R Shaffer
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Loan to the company for initial founding.
  Material Terms: John R. Shaffer has loaned the company cash at 7.25% simple interest per annum. This loan is unsecured and was for the initial founding of the company, app development to date, and expenses until such time that outside investment is obtained. The balance on the loan from John R Shaffer is $18,770.73 as of February 15, 2019.

Valuation

Pre-Money Valuation: $4,000,000.00

Valuation Details:

The company is basing its pre-money valuation on operational expenses including marketing and advertising, market size and reasonable customer acquistion. The company has a reasonable belief that its Seat Amigo app will be succesful from results of online surveys, in-person customer interviews, BETA testing with potential customers and presentations to incubator/start-up groups.

The company has also examined the market using the Southwest Airlines 2018 media kit. With the potential market of 153,000,000 Million Southwest passengers per year and the company's projections assuming a very consevartive adotption rate, the company has a reasonable belief that it can be succesful. The CEO also has considerable past experience with apps and customer acquisition costs. The company is assuming an average acquisition cost for year-one of approximately $1.60 per customer. That figure is derived by dividing total advertising by total potential customers.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Working Capital*
  34.0%
  We will use the first round of proceeds for working capital to pay digital expenses related to the website, the app and bookkeeping.

- *Patent Filings*
  25.0%
  This will pay for hiring a patent attorney to convert the provisional patent filing into a utility patent and filing it appropriately.

- *Marketing*
  25.0%
  These proceeds will pay for the marketing necessary for raising additional capital through the amended StartEngine offering up to our goal of $1,070,000.

- *Company Employment*
  10.0%
  This will allow us to pay for one part time employee to perform marketing.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Working Capital*

17.0%

These use of proceeds will go to general working capital for normal corporate housekeeping.

- *Marketing*
  50.0%
  These use of funds will go to marketing and advertising of the app. Specifically digital and print advertising, airport kiosks, social media, email campaigns and website development.

- *Company Employment*
  20.0%
  These use of proceeds will go to Company Employment and associated costs such as medical insurance and workers comp.

- *Accounting and Legal*
  5.0%
  These use of proceeds will go to monthly accounting/bookkeeping services and legal services.

- *Vendor Payments*
  2.0%
  These use of Proceeds will go to final payment to complete the app development

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.seatamigo.com (www.seatamigo.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/seat-amigo-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Seat Amigo Inc.

[See attached]

Seat Amigo, Inc.
Index to Financial Statements
(unaudited)

I, John R. Shaffer, the CEO of Seat Amigo, Inc., hereby certify that the financial statements of Seat Amigo, Inc., and notes thereto for the periods ending December 31, 2018 and January 31, 2019 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $-10,390.12; taxable income of $0.00 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 27th day of February 2019.

_____ (Signature)

_____CEO_____ (Title)

_____2-27-2019_____ (Date)

Seat Amigo, Inc.

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Fundamentals Chk - 7377 (7377)	1,953.80
Business Investment Acct - 7380 (7380)	50.02
Total Bank Accounts	**$2,003.82**
Total Current Assets	**$2,003.82**
Fixed Assets	
Capitalized Application Development	10,000.00
Patent	200.00
Total Fixed Assets	**$10,200.00**
TOTAL ASSETS	**$12,203.82**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Hilton Amex Card	2,421.15
Total Credit Cards	**$2,421.15**
Total Current Liabilities	**$2,421.15**
Long-Term Liabilities	
Notes Payable - Shaffer, J Rusty	12,672.79
Total Long-Term Liabilities	**$12,672.79**
Total Liabilities	**$15,093.94**
Equity	
Common Stock	7,500.00
Retained Earnings	
Net Income	-10,390.12
Total Equity	**$ -2,890.12**
TOTAL LIABILITIES AND EQUITY	**$12,203.82**

Seat Amigo, Inc.

BALANCE SHEET

As of January 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Fundamentals Chk - 7377 (7377)	6,848.55
Business Investment Acct - 7380 (7380)	50.02
Total Bank Accounts	**$6,898.57**
Other Current Assets	
Uncategorized Asset	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$6,898.57**
Fixed Assets	
Capitalized Application Development	10,000.00
Patent	200.00
Total Fixed Assets	**$10,200.00**
TOTAL ASSETS	**$17,098.57**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Hilton Amex Card	1,571.79
Total Credit Cards	**$1,571.79**
Total Current Liabilities	**$1,571.79**
Long-Term Liabilities	
Notes Payable - Shaffer, J Rusty	18,770.73
Total Long-Term Liabilities	**$18,770.73**
Total Liabilities	**$20,342.52**
Equity	
Common Stock	8,000.00
Retained Earnings	-10,390.12
Net Income	-853.83
Total Equity	**$ -3,243.95**
TOTAL LIABILITIES AND EQUITY	**$17,098.57**

Seat Amigo, Inc.

PROFIT AND LOSS

August 15 - December 31, 2018

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Bank Charges & Fees	14.00
Car & Truck	651.14
Legal & Professional Services	2,250.00
Meals & Entertainment	2,900.00
Office Supplies & Software	1,200.00
Travel	3,225.00
Website Design and Maintenance	150.00
Total Expenses	**$10,390.14**
NET OPERATING INCOME	**$ -10,390.14**
Other Income	
Interest Income	0.02
Total Other Income	**$0.02**
NET OTHER INCOME	**$0.02**
NET INCOME	**$ -10,390.12**

Note
Company Inception Date 8/15/2018

Seat Amigo, Inc.

PROFIT AND LOSS

January 2019

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Bank Charges & Fees	14.00
Car & Truck	111.16
Interest Paid	97.94
Meals & Entertainment	411.17
Office Supplies & Software	125.56
Postage and Shipping	86.00
Travel	8.00
Total Expenses	**$853.83**
NET OPERATING INCOME	**$ -853.83**
NET INCOME	**$ -853.83**

Note
Company Inception Date 8/15/2018

Seat Amigo, Inc.

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-10,390.12
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Hilton Amex Card	2,421.15
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**2,421.15**
Net cash provided by operating activities	**$ -7,968.97**
INVESTING ACTIVITIES	
Capitalized Application Development	-10,000.00
Patent	-200.00
Net cash provided by investing activities	**$ -10,200.00**
FINANCING ACTIVITIES	
Notes Payable - Shaffer, J Rusty	12,672.79
Common Stock	7,500.00
Net cash provided by financing activities	**$20,172.79**
NET CASH INCREASE FOR PERIOD	**$2,003.82**
CASH AT END OF PERIOD	**$2,003.82**

Note
Company Inception date 8/15/2018

Seat Amigo, Inc.

STATEMENT OF CASH FLOWS

January 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-853.83
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Uncategorized Asset	0.00
Hilton Amex Card	-849.36
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-849.36**
Net cash provided by operating activities	**$ -1,703.19**
FINANCING ACTIVITIES	
Notes Payable - Shaffer, J Rusty	6,097.94
Common Stock	500.00
Net cash provided by financing activities	**$6,597.94**
NET CASH INCREASE FOR PERIOD	**$4,894.75**
Cash at beginning of period	2,003.82
CASH AT END OF PERIOD	**$6,898.57**

Seat Amingo, Inc.
Statement of Stockholders Equity
January 31, 2019

	Common stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
	Shares	Amount			
Inception	-	$ -	$ -	$ -	$ -
Issuance of founders stock	7,500,000	7,500	-	-	7,500
Net income (loss)	-	-	-	(10,390)	(10,390)
December 31, 2018	7,500,000	$ 7,500	$ -	$ (10,390)	$ (2,890)
Shares issued for services	500,000	500	-	-	500
Net income (loss)	-	-	-	(854)	(854)
January 31, 2019	8,000,000	$ 8,000	$ -	$ (11,244)	$ (3,244)

NOTE 1 – NATURE OF OPERATIONS

Seat Amigo, Inc., was formed on August 15, 2018 ("Inception") in the State of Nevada. The balance sheet of Seat Amigo, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Reno, Nevada.

Seat Amigo, Inc., was formed to develop and market an app by the same name (Seat Amigo) that will allow Southwest Airlines passengers to meet and connect in order to sit together on their flight. The proposed launch date of the app is April 1, 2019. The app will be available and work on all computers and all mobile devices.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: the overall economy, the health and well-being of Southwest Airlines, possible future competition, possible change in Southwest seating policy. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the Seat Amigo app when (a) the app has been launched and is available to the public, (b) customers utilize the app and purchase credits for the service, and (c) collection of the amounts due are reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized 12,500,000 shares of our common stock with par value of $0.001. We have issued 8,000,000 to the founder and CEO, John R. Shaffer.

NOTE 5 – RELATED PARTIES TRANSACTION

Of the 12,500,000 shares of common stock outstanding, related parties own 8,000,000 shares of such stock. In addition, related parties make up 100% of the notes payable (debt). In 2018, the Company entered into a series of notes payable for loans by John R. Shaffer totaling $18,672.79. The details of these notes are outlined in Note 6 below.

NOTE 6 – DEBT

Notes Payable
In 2018, the Company entered into a series of notes payable for aggregate proceeds totaling $18,672.79. The notes bear interest at 7.25% per annum are due September 1, 2019. The notes are unsecured. The proceeds were used to fund operations and start the company. As of January 31, 2019, accrued interest on these notes was $97.94 and included within accrued liabilities in the accompanying consolidated balance sheet.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after January 31, 2019 through February 15, 2019. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]









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Seat Amigo
Social networking app for air travelers.
Small OPO
Reno, NV
Social Media
Accepting International Investment

Overview Team Terms Updates Comments Share

Social Networking in the Sky!

Invest in Seat Amigo, Inc.

Seat Amigo was formed to solve a problem and take advantage of an opportunity.

Seat Amigo is an app that allows Southwest Airlines passengers to meet, connect, and sit together to create a first-class flying experience. Seat Amigo provides an opportunity for business and social connections on Southwest Airlines, taking the randomness out of who's going to sit next to you on your flight.

The Seat Amigo app is a Progressive Web App (PWA), currently in BETA that works on any mobile device or computer. Users sign into the app for free, create a profile, upload a picture and then list themselves on their upcoming flight(s). Users then browse the flight to view the profiles of other Seat Amigo users who have listed themselves on the same flight and when they find someone

Seat Amigo
Email Address
Password

Actual screenshot & video of BETA version. Final product may vary.

Seat Amigo

that fits their desired seat mate profile, they request to sit next to them. The passenger who receives the request gets notified and then either accepts or denies that request. If accepted, the in-app messaging allows for communication one day before the scheduled flight so that the new seat amigos can decide where to meet at the airport. That's it! After the flight, each user is prompted to review the other, for which they earn free credits toward more Seat Amigo flights.



Actual screenshot of BETA version. Final product may vary.

"I believe that air travel is an untapped market to promote and facilitate social and business connections. Everyone's time is valuable, and what better way to utilize the airplane than as a meeting room in the sky."

J Rusty Shaffer

Founder and CEO of Seat Amigo, Inc.

Per the Southwest Airlines Media Kit 2018, available on their website, Southwest Airlines flies 160 million passengers per year across 4,000 flights per day. By completing a profile and uploading a picture on the Seat Amigo app, users earn free credits toward for use on their first few flights. After that, the cost per one-way flight to a Seat Amigo user is $3.99. There is tiered purchasing of credits available, as well as a one-year subscription for about $70 - perfect for the Southwest frequent fliers.

The company believes that its patent-pending technology will quickly lead to other areas of travel/event seating opportunities as well as licensing to other airlines and travel operators. The company also believes that acquisition is a strong possibility.

If you're a forward-thinking investor, looking to get into an untapped area for social networking - **Seat Amigo is your company.**

The Offering

Investment

$0.50/share of Common Stock | When you invest you are betting the company's future value will exceed $4.1M.

There are many reasons for using the Seat Amigo app.

Whether a social connection, a business connection or just to take the anxiety out of not knowing who you're going to sit next to on your next Southwest Airlines flight.

Seat Amigo Has Been Busy with App Development & Market Research

To date, the company has been primarily working in two areas. Product development and product/idea validation.

Product development of the PWA app began in July of 2018. The company researched the relatively new PWA - the progressive web app - and made a decision to move forward with the Seat Amigo app as a PWA rather than a traditional app you find on the Apple App Store or Google Play Store. The PWA is the trend now in app development. Advantages are as follows:

1. There's one code base for ALL DEVICES. PWA's are basically web pages with no address bar at the top and no back/forward button at the bottom. One develops with one responsive code base instead of different sets of code for different device manufacturers.

2. PWAs are always up to date. Because PWAs are websites, each time a user closes and re-opens, updated code is delivered. The user does not have to manually update their app.

3. No need to Give Apple and Google 30% of revenue. Because the app is not located in the app store, there is no paying 30% to the platform. The app is simply added to a user's home screen with a couple of clicks from the Seat Amigo website. Once the icon is added to the home screen, it appears like any other app on the user's phone or tablet. The user can also use the "app" on their Laptop/Desktop, for which they simply login on the Seat Amigo home page.


Seat Amigo
19
Sara Young
No Reviews
Traveling For
Business
Family
Flying Preferences
Work
Read
About Me
F
5'5"
20's
Petite
Attorney
Outside Interests
Traveling
Shopping
Walking
Edit

Actual screenshot of BETA version. Final product may vary.

The Seat Amigo App


Seat Amigo
9



Actual screenshot of BETA version. Final product may vary.

The Seat Amigo app is simple and easy to use.

We created an app that quickly allows a user to sign up, create a profile, and upload a picture. After that, the user adds themselves to their particular Southwest flight(s) and then browses other Seat Amigos who are also on that flight. The user can then request to sit next to someone. If the other user accepts the request, in-app messaging is allowed the day before the flight. Users are sent an email to remind them to message their seat amigo, say hello, and decide where to meet on the day of the flight.

Southwest Airlines "non-stated" policy regarding "saving of seats" allows for family members flying together, colleagues, and friends to save seats during the boarding process (many passengers travel together but don't board at the same time). For Seat Amigo app users, once they meet in the boarding area, the Amigo that boards first would save a seat for the other.

The Seat Amigo profile is short but to the point. Users quickly enter information from pull down menus as to physical characteristics, career and hobby interests and flying habits, e.g. what do they like to do on the plane - read, sleep, work, chat, watch movies, etc.



Actual screenshot of BETA version. Final product may vary.



Key features of the Seat Amigo App:



- **Seat Amigo works on all devices** and all laptop/desktop computers
- **Upon initial sign up, users receive free credits** in order to use the service for free on a few flights
- **Seat Amigo is safe.** It requires email verification upon sign up and only allows messaging the day before the flight.
- **Seat Amigo users review and rate each other after each flight** in order to earn free credits and keep the Seat Amigo community safe and productive.
- **There is tiered purchasing** such that users can buy credits for one flight or in bulk. A one-year subscription is available as well.

Seat Amigo is easy to use and promotes social connections and networking in the sky.

Our Market and Industry

"The nation's largest carrier in terms of originating domestic passengers boarded."

Southwest Airlines flies 160M passengers per year.

The Southwest Airlines passenger market is very large. over 400,000 passengers fly on 4,000 flights per day. Seat Amigo, Inc. believes that both "A-Listers" (those that fly often and board their flight first) as well as the B and C boarding passengers will benefit from Seat Amigo.

Southwest flights these days are almost always completely full. Therefore it's not a question of *if* someone will sit next to you (in a middle seat) it's a question of *who* will sit next to you. Knowing who will sit next to you can be both empowering and fruitful. The A-Lister who flies often can use Seat Amigo to secure a seat mate for a business connection. The B or C passenger can do the same thing and secure a seat more toward the front of the plane.

"Years ago there was a saying: 'You flew first-class not because of the wider seats, but because of the business connection.' Southwest doesn't have first-class seating, but Seat Amigo transforms the Southwest open-seating policy into a first-class like flying experience."

J Rusty Shaffer

Founder and CEO of Seat Amigo, Inc.

Seat Amigo has product market fit with a large potential customer base

Southwest serves **101 destinations** across the United States and eight additional countries.

large potential customer base.

The concept of product-market fit doesn't necessarily mean revenue – it means demonstrating that there is a core user for your software who loves what you've built and is willing to pay for it. Seat Amigo fits the criteria for great product-market fit with a massive market and lots of customers. (Southwest Airlines claims that nearly 85% of their flights are full per the Southwest Airlines Media Kit 2018). The company believes that the Seat Amigo service, its relative ease of use, and its low cost will make it an easy purchase for customers.

There are approximately 60 middle seats per Southwest flight, which equates to 240,000 flying middle seats per day. At an 85% per flight load factor, that equates to 204,000 passengers that will likely sit in a middle seat for their Southwest flight. Include A-list passengers who mainly occupy the first 30 aisle or window seats, and the company estimates a good environment for social and business connections.



Our Founder



Seat Amigo has an experienced entrepreneur and CEO behind it.

Rusty Shaffer is the founder and CEO of Seat Amigo, Inc. and the inventor of the app. Rusty has over 30 years of experience in the entrepreneurial and technology space. He invented and patented the Fretlight guitar, which currently sells both direct to customers and through distribution worldwide in the music equipment market. (www.linkedin.com/in/j-rusty-shaffer)

Rusty has worked alongside app developers for over 10 years developing and launching associated apps that pair with the Fretlight guitar. Rusty has also been responsible for marketing and advertising as well as as all facets of a multi-million-dollar business. Rusty is also an instructor pilot, an attorney and a member of the Massachusetts Bar, having practiced in the Intellectual Property field for several years. Rusty is well versed in hiring qualified people to help build companies from the ground up.

"Hiring qualified and excited people, with an entrepreneurial spirit is always a challenge. I look for those self-starters that can not only meet company expectations but exceed them."





not only meet company expectations but exceed them.

J Rusty Shaffer

Founder and CEO of Seat Amigo, Inc.

Invest in Our Company Today!

Be a part of the future of social networking!

Seat Amigo™

Help us make this dream become a reality. Let's change the face of networking in the sky. This opportunity won't last long. The company has done market research through surveys, customer interviews and presentations. The Seat Amigo service is a winner on many levels for the many different types of passengers flying Southwest. Don't miss this chance to become a part of Seat Amigo! Thank you and if you do invest - welcome aboard!

The Idea is Born
During his business travels, Rusty Shaffer begins to contemplate the idea of a way to facilitate choosing a seating partner on Southwest Airlines.
January 2017
April 2018
Patent Filed
Shaffer, with his Intellectual Property Attorney background, files a provisional patent with the USPO.
Seat Amigo, Inc. is Formed
Shaffer files the necessary paperwork to form the company as a Nevada Corporation.
August 2018
September 2018
App Development Begins
Shaffer narrows down a field of 5 developers and chooses a local Reno developer to develop the Seat
Shaffer Completes the Business Plan
After much research and data gathering, Shaffer completes the Business plan and initial cash flow projections.
October 2018
January 2019
1 M Cups
Shaffer gives his first public presentation of the Seat Amigo app and idea at the 1 Million Cups meeting in Reno, NV on Jan 30, 2019. The response is overwhelmingly
Seat Amigo App Now in BETA
Seat Amigo is in Beta and scheduled for release in April 2019
February 2019
March 2019
Launched on

Amigo PWA.

positive.

Now YOU can own a part of our company!

Meet Our Team



J Rusty Shaffer

CEO & Founder

After graduating High School in 1981, Shaffer received a congressional appointment to the United States Air Force Academy. Shaffer then went on to attend The University of Connecticut where he played Quarterback for the DIV-1AA UCONN Huskies and earned a dual degree in Mechanical Engineering and Economics in 1986. It was at UCONN that he found his love for playing guitar. "It just spoke to me. Even just being able to learn and strum a few chords really touched off a passion inside me," said Shaffer. Shaffer then went on to become an FAA Certified Flight Instructor, teaching private, instrument and commercial pilot students in primary and advanced aircraft in San Jose CA. Shaffer found his eureka moment a couple of years later in 1989. Shaffer invented the Fretlight Guitar (www.fretlight.com) and forever transformed the experience of learning to play guitar. During the following 3 decades Shaffer would go on to build a company around his invention and make it what it is today.

Shaffer remains the Founder of the company and the driving force behind the Fretlight vision. In 2000, Shaffer attended law school at Northeastern University where he earned his J.D., passed the Massachusetts Bar and practiced as an Intellectual property attorney at Nutter, McClennen and Fish, LLP for 3 years. It was during his travels on business, flying Southwest Airlines out of Reno NV, his home since 2007, where he came up with the Seat Amigo idea. Shaffer comments, "I love flying Southwest, its incredibly convenient and they do a great job for a very reasonable fare. I've met some great people sitting next to me and that got me thinking. What if there was a way to facilitate this experience and choose the people you want to sit next to?" The Seat Amigo idea was born. Shaffer began flushing out the idea and preparing for his next success.



Offering Summary

Company	:	Seat Amigo Inc.
Corporate Address	:	2641 Spearpoint Dr., Reno, NV 89509
Offering Minimum	:	$10,000.00
Offering Maximum	:	$107,000.00
Minimum Investment Amount (per investor)	:	$500.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	20,000
Maximum Number of Shares Offered	:	214,000
Price per Share	:	$0.50
Pre-Money Valuation	:	$4,000,000.00

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

The 10% Bonus for StartEngine Shareholders

Seat Amigo, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 200 shares of Common Stock at $0.50 / share, you will receive 220 Common Stock shares, meaning you'll own 220 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments; Salary payments made to one's self, a friend or relative; Inter company debt or back payments

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Seat Amigo is an app for your computer or mobile device that lets you connect with and meet other Southwest Airlines passengers so you can sit together on your upcoming flight.

Let's check out how the app works on your phone:

First, create an account on the app. Next, create your profile. Simply answer a few questions about yourself and your flying preferences and then upload a photo. You'll get free Amigo Credits to use for your first few flights after you complete your profile and upload a photo.

Next, tap the "airplane" icon to view or list yourself on an upcoming Southwest Airlines flight. For example, flight 1234, departing Las Vegas Airport, and I'm in boarding group A. If you don't know you're boarding group yet, no problem, you can update it later. Tap "add myself to my flight".

Now that you're listed on your flight, you'll see other passengers who are using Seat Amigo and have listed themselves on the same flight. You can check out any of these passengers by tapping on their listing.

You'll see their profile page which includes a picture and a little bit about them. When you find someone interesting, request to sit next to them by tapping the Request button. After they get the request, they can either accept or deny you. If they accept you then you'll see that both of your profiles are now matched for that flight!

Tap the "seats" icon to access your My Amigos page. This is where you'll see all of your pending requests to sit next to someone, your pending invites if someone has invited you to sit next to them, and your matched Amigos.

24 hours before the flight, you can message your Amigo so you can both decide where to meet at the airport. We suggest something like, "see you at the gate, I'll be wearing a red baseball cap." Whoever boards first, saves a seat for the other. That's it! Oh, and when you need more credits just tap the coins icon in the upper right.

That will take you to the purchase page where you can find all of your credit purchasing options including a one-year subscription option – perfect for the Southwest Airlines frequent flyer. Thanks, and welcome aboard!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.